Exhibit 99.2

Four Oaks Place
1300 Post Oak Boulevard, Suite 1000
Houston, Texas 77056

Telephone:	(713) 850-9955
Facsimile:	(713) 850-9966
Email:	gcah@gaffney-cline.com

SOP/bgh/C1774.00/gcah.133.10	June 9, 2010

Mr. Oscar Valbuena Amaris
Director de Control de Reservas
Ecopetrol, S. A.
Edificio Principal, Piso 7
Bogota, Colombia
Reserve Audit for Forty Two Fields in Colombia
As well as Ecopetrol’s Participation in PetroTech Peruana SA (SAVIA)

Dear Mr. Valbuena Amaris:

At the request of Ecopetrol, S.A. (Ecopetrol), a participant in forty two fields in the Inferior, Middle and Upper Magdalena Valley, Catatumbo and Putumayo Basins in Colombia; as well as Ecopetrol’s participation on Petro-Tech Peruana (renamed Savia SA), Gaffney, Cline & Associates (GCA) has conducted an independent audit examination as of December 31, 2009 (the “effective date of our report”) of the liquid hydrocarbons and natural gas reserves for the fields mentioned above.  On the basis of technical and other information made available to us concerning these property units, we provided a reserve statement given in our report to Ecopetrol dated January 15, 2010; the results of which are shown in the table below. Total Proved Reserves, net to Ecopetrol interest, represent 19% of Ecopetrol’s total Proved Reserves on a barrel oil equivalent (BOE) basis. This proportionate share was supplied by Ecopetrol.

Statement of Hydrocarbon Reserves Volumes
Forty Two Fields in Colombia
As of December 31, 2009

	Gross (100%) Field Volumes		Reserves Net to Ecopetrol Interest
Reserves Category	Liquids (MMstb)	Gas (Bscf)	Liquids (MMstb)	Gas (Bscf)
Proved
Developed Producing	273.2	92.9	162.8	37.5
Developed Non-Producing	9.8	0.1	6.6	0.1
Total Developed	283.0	93.0	169.4	37.6
Undeveloped	193.3	18.9	117.4	10.2
Total Proved	476.3	111.9	286.8	47.8

GCA prepared its reserve statement in accordance with the definitions of reserves set out in 17 CFR Part 210 Rule 4-10(a) of the United States Securities and Exchange Commission (the “SEC”) and the disclosure guidelines contained in the SEC Final Rule titled “Modernization of Oil and Gas Reporting” dated December 31, 2008 and effective as of January 1, 2010 (the “2010 Oil and Gas SEC Final Rule”).

UNITED KINGDOM	UNITED STATES	SINGAPORE	AUSTRALIA	ARGENTINA	BRAZIL	KAZAKHSTAN	RUSSIA	UAE

Gaffney, Cline & Associates
SOP/bgh/C1774.00/gcah.133.10
Ecopetrol, S. A.
June 9, 2010
Page 2

Hydrocarbon liquid volumes represent crude oil and condensate, natural gasoline and LPG estimated to be recovered during field separation and plant processing, and are reported in millions of stock tank barrels (MMstb).  Natural gas volumes represent expected gas sales, and are reported in billions (109) of cubic feet (Bscf) at standard conditions of 14.7 psia and 60 degrees Fahrenheit.  These volumes have been reduced for fuel usage in the field.  Royalties payable to the State have been deducted from reported net volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes at December 31, 2009, are, in the aggregate, reasonable and have been prepared in accordance with the definitions for reserves set out in 17 CFR Part 210 Rule 4-10(a) of the SEC and the 2010 Oil and Gas SEC Final Rule.

This assessment has been conducted within the context of GCA’s understanding of Ecopetrol’s petroleum property rights as represented by Ecopetrol’s management.  GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

This audit examination was based on reserve estimates and other information provided by Ecopetrol to GCA through December 2009, and included such tests, procedures and adjustments as were considered necessary under the circumstances to prepare this report.  Field data and information provided by Ecopetrol varies from field to field, Ecopetrol provided production data sets, depending on the field, up to August, September, October, November, or December 2009.  All questions that arose during the course of the audit process were resolved to our satisfaction.  The reported hydrocarbon reserve is an estimate based on professional engineering judgment and is subject to future revisions, upwards or downwards, as a result of future operations or as additional information becomes available. Technical information and comments related to the methodology followed to audit the reserves volumes for each one of the fields, is presented in separate individual reports.  As these reports are quite extensive and detailed, the significant points of the work performed are summarized below.

In order to confirm estimates of petroleum initially in place, the structural and stratigraphic descriptions of the accumulations, various reservoir limits, rock petrophysical parameters and reservoir fluid properties were reviewed checked for reasonableness and/or modified as appropriate  based on information and data supplied by Ecopetrol.  Reservoir and individual well performance was analyzed in order to assess the predominant reservoir drive mechanisms currently active in the fields and those expected to affect the future production performance.

Recoverable volume estimates as derived from profiles of expected future performance were checked for consistency with the development plans provided by Ecopetrol and verified on the basis of individual well decline analysis, typical well performance models, material balance calculations, reservoir simulation results, analogies, etc. as appropriate to the available information and category of the reserves.

Gross reserves and those net to Ecopetrol’s interests were verified on the basis of the fiscal and contractual terms applicable in each case.

Gaffney, Cline & Associates
SOP/bgh/C1774.00/gcah.133.10
Ecopetrol, S. A.
June 9, 2010
Page 3

The commerciality and economic tests for the December 31, 2009 Reserves volumes were based on a constant reference price for West Texas Intermediate (WTI) crude; these prices were obtained as the un-weighted average of the oil price the first day of each month, corrected for location and quality to a wellhead price for each field.  Sales gas and plant product prices were advised by Ecopetrol according to existing contracts and/or regulations.

Future capital costs for the fields were derived from development program forecasts prepared by field operators.  Recent historical operating expense data were utilized as the basis for operating cost projections.  GCA has found that sufficient capital investments and operating expenses have been projected by the operators to produce the projected volumes.

GCA believes the assumptions, data, methods, and procedures used in its audit are appropriate for the purposes of this reserve statement.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows.  Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way.  Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report.  The accuracy of any Reserve or Resource estimate is a function of the quality of the available data and of engineering and geological interpretation.  Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material.  Accordingly, Reserve and Resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

* * * * *

For this assignment, GCA served as independent reserve auditors.  The firm’s employees have no direct or indirect interest holding in Ecopetrol.  GCA’s remuneration was not in any way contingent on reported reserve estimates.  No representations are made herein in respect of property title or encumbrances thereon.  This report has been prepared for Ecopetrol and Ecopetrol will obtain GCA’s approval for the use and context of the use of any results, statements or opinions expressed to Ecopetrol, which are attributed to GCA.  Such approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, press releases, etc.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES, INC.

/s/ David K. Morgan
David K. Morgan
Senior Technical Manager

Attachment
Appendix	I:	Statement of Qualifications

Gaffney, Cline & Associates

APPENDIX I:

Statement of Qualifications

Gaffney, Cline & Associates

Statement of Qualifications

One of GCA’s Senior Technical Mangers was responsible for overseeing the preparation of the audit.  This manager has over 40 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources.  Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including the reserves audits conducted on behalf of Ecopetrol, S. A.  He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.